SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549


                              FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended July 2, 1994


          or


     [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ______ to _______

Commission File Number: 0-6645

          A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                 THE MANITOWOC COMPANY, INC. DEFERRED
                           COMPENSATION PLAN

          B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

                     THE MANITOWOC COMPANY, INC.
                     700 E. Magnolia St., Suite B
                         Manitowoc, WI 54220





               There are no exhibits to this document.






                          REQUIRED INFORMATION


The following financial statements of The Manitowoc Company, Inc.
Deferred Compensation Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.



THE MANITOWOC COMPANY, INC. DEFERRED COMPENSATION PLAN
FINANCIAL STATEMENTS FOR THE YEAR ENDING JULY 2, 1994



Cash & Equivalents                                $    157.91
Contribution Receivable from the Company            28,397.57
Investment in Company Stock                        185,775.67
Investment in Fidelity Balanced Fund               243,414.74
                                                  -----------
Assets Available for Plan Benefits                $457,745.89
                                                  ===========


Change in Assets Available for Plan Benefits:
Opening Balance                                   $      0.00
Interest Income                                        217.23
Dividend Income                                     10,695.11
Employee Contributions                             427,125.28
Employer Contributions                              28,397.57
Benefit Payments                                    (5,051.67)
Fees                                                (3,561.81)
Realized Loss                                          (75.82)
Unrealized Gain/Loss                                     0.00
                                                  -----------
  Ending Balance of Assets Available
  for Plan benefits                               $457,745.89
                                                  ===========




                              SIGNATURE
                             -----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator, who administers the Plan, has duly caused this Annual Report to be signed on its behalf be the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on this 29th day of November, 1994.





                         THE MANITOWOC COMPANY, INC.
                         DEFERRED COMPENSATION PLAN




                           /s/  Philip Keener
                         ------------------------
                         Philip Keener